Exhibit (a)(5)

AIMCO PROPERTIES, L.P.
 c/o The Altman Group, Inc.
1200 Wall Street, 3rd Floor
Lyndhurst, NJ 07071
(800) 467-0821

December 14, 2007

Dear Limited Partner:

We recently mailed you tender offer documents offering to purchase your units of limited partnership interest in Drexel Burnham Lambert Real Estate Associates II for $104 per unit in cash. Our offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 26, 2007, and in the related Letter of Transmittal (collectively, together with any supplements or amendments, our “Offer”).

Our offer remains scheduled to expire at midnight, New York City time, on December 26, 2007, unless otherwise extended. AIMCO Properties, L.P. has reported, based on information provided by the Information Agent for the Offer, that as of the close of business on December 13, 2007, 30 units had been tendered pursuant to the Offer.

We have amended and supplemented our Offer to Purchase to include additional information. A copy of the Supplement to Offer to Purchase dated December 7, 2007 is enclosed. Our offer price remains $104 per unit.

If you retain your units, you will continue to be a limited partner. If you elect to remain in the partnership until termination, you will continue to participate in the partnership distributions, if any, and the tax effects of the partnership’s results.

If you have any questions, please contact the Information Agent, toll free, at (800) 467-0821.

Sincerely,

AIMCO PROPERTIES, L.P.